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                               December 1, 2021

       Joseph C. Papa
       Chief Executive Officer
       Bausch + Lomb Corporation
       520 Applewood Crescent
       Vaughan, Ontario, Canada L4K 4B4

                                                        Re: Bausch + Lomb
Corporation
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
19, 2021
                                                            CIK No. 0001860742

       Dear Mr. Papa:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Capitalization, page 73

   1.                                                   Please include a line
for Total Capitalization in your capitalization table.

       Dilution, page 74

   2. Please revise the discussion and presentation to disclose historical net tangible book value
                                                        (deficit) prior to the
presentation of pro forma net tangible book value.
 Joseph C. Papa
FirstName  LastNameJoseph
Bausch + Lomb   Corporation C. Papa
Comapany1,
December   NameBausch
             2021       + Lomb Corporation
December
Page 2    1, 2021 Page 2
FirstName LastName
       You may contact Sasha Parikh at 202-551-3627 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Michael Kaplan, Esq.